Deutsche Bank

Deutsche Bank AG, London Branch
Global Notes, Series A

Registration Statement No. 333-162195
Dated March 30, 2010; Rule 424(b)(3)

SUPPLEMENTAL U.S. FEDERAL INCOME TAX INFORMATION

In connection with any offering of senior securities of Deutsche Bank AG designated as Global Notes, Series A and issued under the Prospectus Supplement dated September 29, 2009 (the "**covered Securities**"), including, without limitation, any offering of covered Securities through market-making transactions or any continuous offering involving covered Securities, investors should note the following:

Recently enacted legislation requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided. Prospective investors should consult their tax advisers regarding this legislation.

Deutsche Bank AG, London Branch
Supplemental Information dated March 30, 2010